UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

        Press Release

Highlights

The main figures obtained by Bradesco in the First Quarter of 2014 are presented below:

1.   Adjusted Net Income(1) for the First Quarter of 2014 stood at R$ 3.473 billion (an 18.0% increase compared to the R$ 2.943 billion recorded in the same period of 2013), corresponding to earnings per share of R$ 3.03 and Return on Average Adjusted Equity(2) of 20.5%.

2.   Adjusted Net Income is composed of  R$ 2.433 billion from financial activities, representing 70.0% of the total, and R$ 1.040 billion from insurance, pension plan and capitalization bond operations, which accounted for 30.0% of the total.

3.     On March 31, 2014, Bradesco's market capitalization stood at R$ 135.938 billion(3).

4.   Total Assets stood at R$ 922.229 billion in March 2014, up 3.1% over March 2013. Return on Average Assets came to 1.5%.

5.   In March 2014, the Expanded Loan Portfolio (4) came to R$ 432.297 billion, up 10.4% over the same period of 2013. Operations with individuals totaled R$ 132.652 billion (up 11.5% over March 2013), while operations with companies totaled R$ 299.645 billion (up 9.9% over March 2013).

6.   Assets under Management stood at R$ 1.278 trillion, a 2.8% increase from March 2013.

7.    Shareholders’ Equity stood at R$ 73.326 billion in March 2014, up 5.6% on March 2013. The Capital Adequacy Ratio stood at 15.7% in March 2014, 11.9% of which fell under Tier I Capital.

8.     Interest on Shareholders’ Equity were paid and recorded in provision to shareholders in the amount of R$ 1.212 billion for the first quarter of 2014, R$ 248.712 million of which was paid as monthly and interim interest and R$ 963.489 million was recorded in provision.

9.     Interest Earning Portion stood at R$ 10.951 billion, up 4.2% compared to the first quarter of 2013.

10. The Delinquency Ratio over 90 days dropped 0.6 p.p. in the last 12 months and stood at 3.4% on March 31, 2014 (4.0% on March 31, 2013).

11. Efficiency Ratio (ER)(5) in March 2014 was 41.9% (41.5% in March 2013), whereas the “adjusted-to-risk” ratio stood at 51.4% (52.6% in March 2013). It is worth mentioning that, in the first quarter of 2014, we recorded the best quarterly ER (40.1%) in the past 5 years.

12.  Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 11.450 billion in the first quarter of 2014, up 4.5% over the same period in 2013. Technical Reserves stood at
R$ 137.751 billion, up 8.2% on March 2013.

13.  Investments in infrastructure, information technology and telecommunications amounted to R$ 1.136 billion in the first quarter of 2014, up 5.4% over the same period last year.

14. Taxes and contributions, including social security, paid or recorded in provision, amounted to R$ 6.240 billion, of which R$ 2.258 billion referred to taxes withheld and collected from third parties, and R$ 3.982 billion from Bradesco Organization activities, equivalent to 114.7% of the Adjusted Net Income(1).

(1)       According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing creditrisk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4     Report on Economic and Financial Analysis – March 2014

Press Release

Highlights

15.   Bradesco has an extensive customer service network in Brazil, with 4,678 Branches and 3,484 Service Branches - PAs. Customers can also use 1,186 PAEs – ATMs (Automatic Teller Machines) in companies, 47,430 Bradesco Expresso service points, 32,909 Bradesco Dia & Noite ATMs, and 15,386 Banco24Horas ATMs.

16.   Payroll, plus charges and benefits, totaled R$ 2.786 billion. Social benefits provided to the 99,545 employees of the Bradesco Organization and their dependents amounted to R$ 697.236 million, while investments in training and development programs totaled R$ 17.450 million.

17.   In April 2014, Bradesco and Banco do Brasil, via its subsidiary Companhia Brasileira de Soluções e Serviços (“CBSS”), in a partnership with Cielo, created the company STELO S.A. (“Stelo”), an electronic payment company responsible for managing, operating and exploring the payment facilitator industry geared towards e-commerce, as well towards digital portfolio businesses.

18.   Major Awards and Acknowledgments in the period:

•       Bradesco was considered the most valuable brand in Latin America in the banking segment and the 20th  in the general ranking of top 500 most valuable global brands in the segment (The Banker magazine / Brand Finance); and

•       Bradesco Private Bank was recognized as the best of Brazil under the “Specialized Services” category (Euromoney Magazine - Special edition Private Banking Global Survey 2014).

Since its origin, the Bradesco Organization is fully committed to Brazil’s social and economic development. We constantly seek to attain sustainability in management, businesses, and daily activities. Under such purpose, we strive to ensure continuous and sustainable growth, committed to the audiences to which we relate, as well as the communities and environments in which we operate. We fully comply with best global sustainability and corporate governance practices, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles, Carbon Disclosure Project and Green Protocol. Our sustainability actions, strategies, and guidelines are supported by best corporate governance practices. The Organization’s main activities focus on banking inclusion, social and environmental variables for loan approvals and product offerings, based on social and environmental aspects. Regarding responsible management and engagement with stakeholders, we highlight activities surrounding valuing professionals, improving the workplace, client relations, managing suppliers, and adopting environmental management practices. We also highlight the Organization’s role in society as one of the top social investors in Brazil, supporting education, environment, culture, and sports projects.

In this area, we point out Fundação Bradesco, which has a 57-year history of extensive social and educational work, with 40 schools in Brazil. In 2014, an estimated budget of R$ 523.434 million will benefit approximately 105,672 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income.

Bradesco     5

        Press Release

Main Information

	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	Variation %
									1Q14 x 4Q13	1Q14 x 1Q13
Income Statement for the Period - R$ million
Book Net Income	3,443	3,079	3,064	2,949	2,919	2,893	2,862	2,833	11.8	18.0
Adjusted Net Income	3,473	3,199	3,082	2,978	2,943	2,918	2,893	2,867	8.6	18.0
Total Net Interest Income	10,962	11,264	10,729	10,587	10,706	11,109	10,955	11,034	(2.7)	2.4
Gross Loan Net Interest Income	7,711	7,850	7,793	7,634	7,414	7,527	7,460	7,362	(1.8)	4.0
Net Loan Interest Income	4,850	4,889	4,912	4,540	4,305	4,317	4,157	3,955	(0.8)	12.7
Provision for Loan Losses (ALL) Expenses	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3.4)	(8.0)
Fee and Commission Income	5,283	5,227	4,977	4,983	4,599	4,675	4,438	4,281	1.1	14.9
Administrative and Personnel Expenses	(6,765)	(7,313)	(6,977)	(6,769)	(6,514)	(6,897)	(6,684)	(6,488)	(7.5)	3.9
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,450	14,492	11,069	13,238	10,953	13,216	10,104	11,570	(21.0)	4.5
Statement of Financial Position - R$ million
Total Assets	922,229	908,139	907,694	896,697	894,467	879,092	856,288	830,520	1.6	3.1
Securities	321,970	313,327	313,679	309,027	300,600	315,487	319,537	322,507	2.8	7.1
Loan Operations (1)	432,297	427,273	412,559	402,517	391,682	385,529	371,674	364,963	1.2	10.4
- Individuals	132,652	130,750	127,068	123,260	119,013	117,319	114,287	111,997	1.5	11.5
- Corporate	299,645	296,523	285,490	279,257	272,668	268,210	257,387	252,966	1.1	9.9
Allowance for Loan Losses (ALL) (2)	(21,407)	(21,687)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(1.3)	0.2
Total Deposits	218,709	218,063	216,778	208,485	205,870	211,858	212,869	217,070	0.3	6.2
Technical Reserves	137,751	136,229	133,554	131,819	127,367	124,217	117,807	111,789	1.1	8.2
Shareholders' Equity	73,326	70,940	67,033	66,028	69,442	70,047	66,047	63,920	3.4	5.6
Assets under Management	1,277,670	1,260,056	1,256,220	1,233,546	1,243,170	1,225,228	1,172,008	1,130,504	1.4	2.8
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.03	2.91	2.84	2.79	2.77	2.74	2.71	2.70	4.1	9.4
Book Value per Common and Preferred Share - R$ (4)	17.48	16.90	15.97	15.72	16.54	16.68	15.73	15.22	3.4	5.7
Annualized Return on Average Equity (5) (6)	20.5	18.0	18.4	18.8	19.5	19.2	19.9	20.6	2.5 p.p.	1.0 p.p.
Annualized Return on Average Assets (6)	1.5	1.4	1.3	1.3	1.3	1.4	1.4	1.4	0.1 p.p.	0.2 p.p.
Average Rate - Annualized (Adjusted Net Interest Income / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.2	7.3	7.1	7.2	7.3	7.6	7.6	7.9	(0.1) p.p.	(0.1) p.p.
Fixed Assets Ratio - Total Consolidated	15.0	15.2	17.5	17.3	16.5	16.9	19.0	18.2	(0.2) p.p.	(1.5) p.p.
Combined Ratio - Insurance (7)	86.4	86.1	86.9	85.5	86.0	86.6	86.5	85.0	0.3 p.p.	0.4 p.p.
Efficiency Ratio (ER) (3)	41.9	42.1	42.1	41.8	41.5	41.5	42.1	42.4	(0.2) p.p.	0.4 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	73.6	71.8	70.8	69.6	67.7	66.5	64.4	63.2	1.8 p.p.	5.9 p.p.
Market Capitalization - R$ million (8)	135,938	128,085	136,131	124,716	145,584	131,908	113,102	104,869	6.1	(6.6)
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.5	6.7	6.9	7.0	7.2	7.3	7.4	7.4	(0.2) p.p.	(0.7) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.2	4.2	4.4	4.6	4.9	5.0	5.1	5.1	-	(0.7) p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.4	3.5	3.6	3.7	4.0	4.1	4.1	4.2	(0.1) p.p.	(0.6) p.p.
Coverage Ratio (> 90 days (10)) (2)	193.8	192.3	190.3	188.6	179.4	178.2	179.0	177.4	1.5 p.p.	14.4 p.p.
Coverage Ratio (> 60 days (10)) (2)	153.7	158.9	156.8	153.5	146.0	147.3	144.8	144.0	(5.2) p.p.	7.7 p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	15.7	16.6	16.4	15.4	15.6	16.1	16.0	17.0	(0.9) p.p.	0.1 p.p.
Tier I Capital	11.9	12.3	12.7	11.6	11.0	11.0	11.3	11.8	(0.4) p.p.	0.9 p.p.
- Common Equity	11.9	12.3	-	-	-	-	-	-	(0.4) p.p.	-
- Additional Capital	-	-	-	-	-	-	-	-	-	-
Tier II Capital	3.8	4.3	3.7	3.8	4.6	5.1	4.7	5.2	(0.5) p.p.	(0.8) p.p.

   6     Report on Economic and Financial Analysis – March 2014

Press Release

Main Information

	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12	Variation %
									Mar14 x Dec13	Mar14 x Mar13
Structural Information - Units
Service Points	73,320	72,736	71,724	70,829	69,528	68,917	67,225	65,370	0.8	5.5
- Branches	4,678	4,674	4,697	4,692	4,687	4,686	4,665	4,650	0.1	(0.2)
- PAs (12)	3,484	3,586	3,760	3,795	3,786	3,781	3,774	3,243	(2.8)	(8.0)
- PAEs (12)	1,186	1,180	1,421	1,454	1,457	1,456	1,456	1,476	0.5	(18.6)
- External Bradesco ATMs (13)	2,701	3,003	3,298	3,498	3,712	3,809	3,954	3,992	(10.1)	(27.2)
- Banco24Horas Network ATMs (13)	11,873	11,583	11,229	11,154	10,966	10,818	10,464	10,459	2.5	8.3
- Bradesco Expresso (Correspondent Banks)	47,430	46,851	45,614	44,819	43,598	43,053	41,713	40,476	1.2	8.8
- Bradesco Promotora de Vendas	1,955	1,846	1,692	1,404	1,309	1,301	1,186	1,061	5.9	49.4
- Branches / Subsidiaries Abroad	13	13	13	13	13	13	13	13	-	-
ATMs	48,295	48,203	47,969	47,972	48,025	47,834	47,542	47,484	0.2	0.6
- Bradesco Network	32,909	33,464	33,933	34,322	34,719	34,859	35,128	35,226	(1.7)	(5.2)
- Banco24Horas Network	15,386	14,739	14,036	13,650	13,306	12,975	12,414	12,258	4.4	15.6
Employees	99,545	100,489	101,410	101,951	102,793	103,385	104,100	104,531	(0.9)	(3.2)
Outsourced Employees and Interns	12,671	12,614	12,699	12,647	13,070	12,939	13,013	12,661	0.5	(3.1)
Customers - in millions
Active Checking Account Holders (14) (15)	26.6	26.4	26.4	26.2	25.8	25.7	25.6	25.6	0.8	3.1
Savings Accounts (16)	49.0	50.9	48.3	47.7	46.6	48.6	48.3	45.2	(3.7)	5.2
Insurance Group	45.3	45.7	45.3	44.2	42.9	43.1	42.4	41.9	(0.9)	5.6
- Policyholders	39.4	39.8	39.5	38.4	37.1	37.3	36.7	36.3	(1.0)	6.2
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.3	2.3	2.3	2.2	-	4.3
- Capitalization Bond Customers	3.5	3.5	3.4	3.4	3.5	3.5	3.4	3.4	-	-
Bradesco Financiamentos (14)	3.2	3.3	3.4	3.5	3.6	3.7	3.7	3.8	(3.0)	(11.1)

(1)      Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)      Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3)      In the last 12 months;

(4)      For comparison purposes, shares were adjusted according to bonuses and stock splits;

(5)      Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(6)      Year-to-date adjusted net income;

(7)      Excludes additional reserves;

(8)      Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)      As defined by the Brazilian Central Bank (Bacen);

(10)     Credits overdue;

(11)     Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4.193/13 Capital Adequacy Ratio (Basel III);

(12)     PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAE: ATM located in the premises of a company;

(13)     Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network: 1,393 in March 2014; 1,549 in December 2013; 1,701 in September 2013; 1,804 in June 2013; 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; and 2,059 in June 2012;

(14)     Number of customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(15)     Refers to 1st and 2nd holders of checking accounts; and

(16)     Number of accounts.

Bradesco     7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term	Short Term	Long Term		Short Term		Long Term	Short Term
		A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating (1)				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1

(1)  In March 2014, Standard & Poor's lowered Bradesco’s rating, in local and foreign currencies, in order to adjust the Brazilian sovereign rating notes from BBB to BBB-, the lowest investment grade level. The rating prospect was established as “stable”; that is, no additional rating lowering assessments are expected in the short term.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected book net income in the periods below are presented in the following comparative chart:

	R$ million
	1Q14	4Q13	1Q13
Book Net Income	3,443	3,079	2,919

Non-Recurring Events	30	120	24
- Law 12865/13 - Tax Recovery Program (Refis)	-	(1,950)	-
- Recording of Tax Credits	-	(462)	-
- Technical Reserve - taxable income rate increase	-	(2,572)	-
- Rate Adjustment to Market Value - NTNs	-	6,117	-
- Impairment of Assets (1)	-	739	-
- Other (2)	50	(41)	40
- Tax Effects	(20)	(1,711)	(16)
Adjusted Net Income	3,473	3,199	2,943
0
ROAE % (3)	20.3	18.6	19.3
0
(ADJUSTED) ROAE % (3)	20.5	19.3	19.5

(1)   Refers basically to the impairment of: (i) Securities - Shares, rated as Available-for-Sale, totaling R$ 682 million, arising from the adjustment of historical share prices to fair value; and (ii) Other Assets, totaling R$ 57 million, arising from the expected return on assets;

(2)   In 1Q14 and 1Q13, includes civil provisions; and in 4Q13, includes basically: (i) expenses with civil provisions totaling R$ 41 million; and (ii) reversals of operating provisions, net of constitutions, totaling R$ 82 million; and

(3)   Annualized.

   8     Report on Economic and Financial Analysis – March 2014

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	1Q14	4Q13	Variation		1Q14	1Q13	Variation
			1Q14 x 4Q13				1Q14 x 1Q13
			Amount	%			Amount	%
Net Interest Income	10,962	11,264	(302)	(2.7)	10,962	10,706	256	2.4
- Interest	10,951	10,986	(35)	(0.3)	10,951	10,509	442	4.2
- Non-interest	11	278	(267)	(96.0)	11	197	(186)	(94.4)
ALL	(2,861)	(2,961)	100	(3.4)	(2,861)	(3,109)	248	(8.0)
Gross Income from Financial Intermediation	8,101	8,303	(202)	(2.4)	8,101	7,597	504	6.6
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,244	1,188	56	4.7	1,244	1,155	89	7.7
Fee and Commission Income	5,283	5,227	56	1.1	5,283	4,599	684	14.9
Personnel Expenses	(3,279)	(3,465)	186	(5.4)	(3,279)	(3,059)	(220)	7.2
Other Administrative Expenses	(3,486)	(3,848)	362	(9.4)	(3,486)	(3,455)	(31)	0.9
Tax Expenses	(1,114)	(1,254)	140	(11.2)	(1,114)	(1,123)	9	(0.8)
Equity in the Earnings (Losses) of Unconsolidated Companies	52	26	26	100.0	52	3	49	-
Other Operating Income/ (Expenses)	(1,391)	(1,232)	(159)	12.9	(1,391)	(1,170)	(221)	18.9
Operating Result	5,410	4,945	465	9.4	5,410	4,547	863	19.0
Non-Operating Result	(36)	(31)	(5)	16.1	(36)	(38)	2	(5.3)
Income Tax / Social Contribution	(1,871)	(1,696)	(175)	10.3	(1,871)	(1,538)	(333)	21.7
Non-controlling Interest	(30)	(19)	(11)	57.9	(30)	(28)	(2)	7.1
Adjusted Net Income	3,473	3,199	274	8.6	3,473	2,943	530	18.0

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco     9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

Return on Adjusted Average Equity (ROAE) reached 20.5% in March 2014, the best rate over the past 7 quarters. Such performance stems from the growth of adjusted net income, which increased by 8.6% in the quarterly comparison and 18.0% compared with the same period of the previous year. The main events that impacted adjusted net income are detailed below.

Adjusted net income came to R$ 3,473 million in the first quarter of 2014, up R$ 274 million compared to the previous quarter, mainly due to: (i) lower administrative and personnel expenses, basically reflecting continuous control over such expenses and seasonality of the fourth quarter, in which specific expenses are typically higher; (ii) lower tax expenses over operating revenues; (iii) lower provision for loan loss expenses, resulting from reduced delinquency levels; (iv) greater income from insurance, pension plans and capitalization bonds; and partially impacted by: (v) lower net interest income, due to the lower “non-interest” earning portion; and (vi) greater operating expenses, net of other operating income.

In the comparison between the first quarter of 2014 and the same period of the previous year, the adjusted net income increased by R$ 530 million, basically reflecting: (i) greater fee and commission income; (ii) lower provision for loan loss expenses, resulting from reduced delinquency levels; (iii) greater net interest income, reflecting the higher interest earning portion; and offset by: (iv) greater operating expenses, net of other operating income; and (v) greater administrative and personnel expenses, but still below inflation index variations within the period, as a result of the continued efforts in cost reduction areas, led by our Efficiency Committee.

Shareholders’ Equity stood at R$ 73,326 million in March 2014, up 5.6% over the same period of 2013. The Capital Adequacy Ratio stood at 15.7%, 11.9% of which fell under Tier I Capital.

Total Assets came to R$ 922,229 million in March 2014, up 3.1% over March 2013, driven by the increase in operations and greater business volume. Return on Average Assets (ROAA) came to 1.5%.

   10     Report on Economic and Financial Analysis – March 2014

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Summarized Analysis of Adjusted Income
Efficiency Ratio (ER)

The accrued ER over the last 12 months(1) came to 41.9% in the first quarter of 2014, up 0.2 p.p. compared to the previous quarter, mainly driven by: (i) increase in fee and commission income and interest earning portion; and (ii) rigorous control over our operating expenses, which grew below inflation rates as a result of the continued efforts to reduce costs, led by our Efficiency Committee.

The “adjusted-to-risk” ER, which reflects the risk’s impact associated to loan operations(2), totaled 51.4%, up 0.7 p.p. and 1.2 p.p. compared to the previous quarter and the same period in 2013, respectively. This improvement was mainly influenced by the lower provision for loan loss expenses in the last 12 months, resulting from reduced delinquency levels, in addition to the aforementioned reasons.

The quarterly ER dropped from 42.5% in the fourth quarter of 2013 to 40.1% in the first quarter of 2014 (the best quarterly ER in the past 5 years), mainly due to: (i) lower administrative expenses, basically related to: (a) constant control of such expenses; and (b) the seasonal effect of the previous quarter, which mainly impacted advertising expenses; and (ii) lower personnel expenses, resulting from the higher concentration of vacation leaves in the quarter; and (iii) higher fee and commission income. In the year-over-year comparison, this index increased by 0.8 p.p., further evidencing: (i) the rigorous control over our operating expenses, despite the organic growth in the period, and salary adjustments via collective bargaining agreements, as a result of the continuous efforts to reduce costs, led by our Efficiency Committee; and (ii) higher fee and commission income and interest earning portion.

(1)    ER = (Personnel expenses – Employee Profit Sharing + Administrative Expenses) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), Bradesco’s ER in the last 12 months up to the first quarter of 2014 would be 45.0%; and

(2)    Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income
Net Interest Income

In the comparison between the first quarter of 2014 and the fourth quarter of 2013, the R$ 302 million reduction was mainly due to lower non-interest earning portion, totaling R$ 267 million, basically related to the Insurance business.

In the year-over-year comparison, net interest income rose by R$ 256 million, due to: (i) higher interest earning portion, totaling R$ 442 million, arising from greater business volume, particularly in the Loan and Funding business lines; and offset by: (ii) lower non-interest earning portion, totaling R$ 186 million, due to lower gains from the market arbitrage.

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Summarized Analysis of Adjusted Income
Interest Earning Portion – Annualized Average Rates

	R$ million
	1Q14			4Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,711	335,187	9.9%	7,850	326,997	10.0%
Funding	1,415	374,507	1.6%	1,401	352,160	1.6%
Insurance	964	136,692	2.9%	965	136,000	2.9%
Securities/Other	861	345,490	1.0%	770	316,691	1.0%
0
Net Interest Income	10,951	-	7.1%	10,986	-	7.1%
0
	1Q14			1Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,711	335,187	9.9%	7,414	298,495	10.3%
Funding	1,415	374,507	1.6%	949	326,424	1.2%
Insurance	964	136,692	2.9%	933	125,791	3.0%
Securities/Other	861	345,490	1.0%	1,213	303,865	1.6%
0
Net Interest Income	10,951	-	7.1%	10,509	-	7.2%

The annualized rate of the interest earning portion stood at 7.1% in the first quarter of 2014, remaining stable quarter-over-quarter.

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Summarized Analysis of Adjusted Income
Expanded Loan Portfolio(1)

In March 2014, Bradesco’s expanded loan portfolio totaled R$ 432.3 billion. The 1.2% growth in the quarter reflects an increase of: (i) 1.6% in Corporations; and (ii) 1.5% in Individuals.

In the last twelve months, this portfolio increased by 10.4%: (i) 12.0% in Corporations; (ii) 11.5% in Individuals; and (iii) 6.6% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing – corporate plan; and (ii) foreign transactions. In the Individual segment, the main highlights were: (i) real estate financing; (ii) payroll-deductible loan.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

Allowance for loan losses (ALL) stood at R$ 2,861 million in the first quarter of 2014, a 3.4% decrease compared to the previous quarter, despite the 1.6% loan portfolio increase – as defined by Bacen, resulting from the reduced delinquency level in the quarter. It is important to note that such quarterly reduction becomes relevant by considering the seasonality of tax and contribution payment and related expense concentration in the beginning of the year, which tend to negatively impact our clients’ payment capabilities.

In the year-over-year comparison, this expense reduced by 8.0%, despite the 10.2% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

It is important to note that such results, both in the quarter and the period, were due to the consistency of the loan granting policy and processes, quality of guarantees obtained, as well as the loan recovery process improvement.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

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Summarized Analysis of Adjusted Income
Delinquency Ratio > 90 days(1)

Total delinquency ratio, which is based on transactions due over 90 days, had a decrease in the quarter and in the last twelve months. This reduction was impacted mainly by: (i) a change in the portfolio mix, led by growth in “payroll-deductible loan” and “real estate financing” products; (ii) continuous improvement of loan granting models and systems; and (iii) the development of internal loan risk monitoring models. We should also emphasize the continuous reduction in the Individual indicator for this period.

(1)   As defined by the Brazilian Central Bank (Bacen).

Note: Starting January 2014, and resulting from the migration of corporate customers between different segments, we reclassified information from prior periods.

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Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept.

In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support eventual stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In March 2014, these ratios stood at comfortable levels, reaching 153.7% and 193.8%, respectively.

The reduction in the Coverage Ratio over 60 days seen in the quarter is related to seasonal effects.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

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Summarized Analysis of Adjusted Income
Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the first quarter of 2014 stood at R$ 1.040 billion (R$ 1.001 billion in the fourth quarter of 2013), up 3.9% compared to the previous quarter, for annualized Return on Adjusted Shareholders’ Equity of 26.0%.

In the comparison between the first quarter of 2014 and the same period of the previous year, Net Income increased by 11.8%.

(1)     Excluding additional provisions.

	R$ million (unless otherwise stated)
	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12	Variation %
									1Q14 x 4Q13	1Q14 x 1Q13
Net Income	1,040	1,001	878	931	930	964	837	881	3.9	11.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,450	14,492	11,069	13,238	10,953	13,216	10,104	11,570	(21.0)	4.5
Technical Reserves	137,751	136,229	133,554	131,819	127,367	124,217	117,807	111,789	1.1	8.2
Financial Assets	147,725	146,064	143,423	141,984	141,535	141,540	133,738	128,526	1.1	4.4
Claims Ratio (%)	70.1	71.1	72.7	71.1	69.6	70.5	70.4	71.3	(1.0) p.p.	0.5 p.p.
Combined Ratio (%)	86.4	86.1	86.9	85.5	86.0	86.6	86.5	85.0	0.3 p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	45,260	45,675	45,292	44,215	42,941	43,065	42,363	41,898	(0.9)	5.4
Employees (unit)	7,265	7,383	7,462	7,493	7,510	7,554	7,545	7,478	(1.6)	(3.3)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	N/A	24.2	23.8	24.0	22.4	24.8	24.3	24.8	-	-

(1)   The fourth quarter of 2013 includes the latest data released by Susep (November/13).

NA – Not available.

Note: For comparison purposes regarding the indexes for the aforementioned periods, the effects of non-recurring events are not considered.

   17     Report on Economic and Financial Analysis – March 2014

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Summarized Analysis of Adjusted Income

Depending on the concentration of pension plan contributions, which historically apply in the last quarter of the fiscal year, income did not reach the same performance when compared to the fourth quarter of 2013.

Net income in the first quarter of 2014 was 3.9% higher compared to the previous quarter, basically due to: (i) 1.0 p.p. reduction in claims ratio; (ii) higher equity result; and (iii) lower administrative expenses, despite the collective bargaining agreement signed in January 2014.

Production increased 4.5% when compared to the same period in the previous year, led by Health, Capitalization Bond and Auto/RE/Other products, which grew 23.3%, 22.6% and 22.0%, respectively.

Net income in the first quarter of 2014 was 11.8% higher compared to the same period in the previous year, due to: (i) 4.5% increase in revenue; (ii) improved financial and equity income; and (iii) stability of the claims ratio.

Grupo Bradesco Seguros’ capital levels are in compliance with the regulatory requirements and the global standards (Solvency II), with a leverage of 2.6 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income
Fee and Commission Income

In the first quarter of 2014, fee and commission income came to R$ 5,283 million, up R$ 56 million over the previous quarter, mainly due to the excellent performance of underwriting/ financial advisory revenues in the quarter.

In the comparison between the first quarter of 2014 and the same period of the previous year, the increase of R$ 684 million, or 14.9%, is due mainly to the increased customer base combined with higher volume of operations, resulting from ongoing investments in customer service channels and technology. It is important to note that the revenues that contributed the most towards this result during this period were: (i) a good performance by the credit card segment, driven by the growth in: (a) quantity of cards, (b) revenue and (c) transactions; and (ii) improved checking account revenues, resulting from a higher business volume and an increase in the checking account holder base, which posted net growth of 760 thousand current checking account holders; (iii) higher gains from operations in the capital market (underwriting / financial advisory services); (iv) greater loan operation revenue, resulting from the greater volume of operations and sureties and guarantees in the period; and revenue gains in: (v) collection; and (vi) consortium management.

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Summarized Analysis of Adjusted Income
Personnel Expenses

In the first quarter of 2014, the R$ 186 million decrease from the previous quarter is a result of variations in:

•         structural expenses – reduction of R$ 86 million, particularly due to the higher concentration of vacation leaves that typically occur in the first quarter of each year; and

•         non-structural expenses – reduction of R$ 100 million, mostly related to lower expenses associated: (i) to the provision for labor claims; (ii) training expenses; and (iii) employee and management profit sharing expenses.

In the comparison between the first quarter of 2014 and the same period of the previous year, the R$ 220 million increase was mainly due to:

•         the amount of R$ 156 million of structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per respective collective bargaining agreements; and

• non-structural expenses totaling R$ 64 million, which result mainly from greater expenses with: (i) employee and management profit sharing expenses; and (ii) provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

   20     Report on Economic and Financial Analysis – March 2014

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Summarized Analysis of Adjusted Income
Administrative Expenses

Despite the higher expenses with (i) the opening of 3,792 service points in the period, mainly Bradesco Expresso points, for a total of 73,320 service points on March 31, 2014, and (ii) the increase in business and service volume in the period, the administrative expenses increased only 0.9% compared to the same period of the previous year, as a result of the continued efforts to reduce costs, led by our Efficiency Committee. It is worth noting that IPCA and IGP-M inflation indexes reached 6.2% and 7.3% respectively, in the last 12 months.

In the first quarter of 2014, the 9.4% reduction in administrative expenses, compared to the previous quarter, were mainly due to lower expenses with: (i) outsourced services; (ii) data processing; and (iii) maintenance and preservation of assets, mainly impacted by the seasonality effect of increased transactions and services contracted inthe fourth quarter; and (iv) advertising, due to the reinforced investments in institutional positioning and support initiatives, as well as loan product offers carried out by late 2013.

Other Operating Income and Expenses

In the first quarter of 2014, other operating expenses, net of other operating income, came to R$ 1,391 million, up R$ 159 million compared to the previous quarter, and up R$ 221 million compared to the first quarter of 2013, mainly due to greater expenses with operating provisions, mainly: (i) liability contingencies; and (ii) provision for the Credit Card loyalty program.

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Summarized Analysis of Adjusted Income
Income Tax and Social Contribution

Income tax and social contribution increased 10.3% in comparison with the previous quarter and 21.7% year-over-year, mainly due to the increase in taxable result.

The income tax and social contribution (IR/CS) rate stood at 34.8% in the first quarter of 2014, stabilized compared to the previous quarter.

Unrealized Gains

Unrealized gains totaled R$ 14,978 million in the first quarter of 2014, a R$ 1,110 million increase from the previous quarter. Such variation was mainly due to the appreciation of investments, particularly Cielo shares, which increased by 12.2% in the quarter.

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Economic Scenario

The first quarter of 2014 was marked by two key milestones in the global scenario. By February, there was still uncertainty regarding the development of top economies and increase of financial volatility within emerging markets. Such scenario improved as of March, upon the recovery of financial flows into emerging countries.

In the U.S., the surprising downturn of several economic indexes was related to the unusually adverse scenario witnessed in the past few months. More recently, after this winter, most indexes began trending towards a more favorable scenario, effectively dispersing all concerns that arose earlier in the year. In January, the Federal Reserve began reducing the rate of monetary stimuli, while also indicating a gradual recovery of its reference interest rate. In China, signs of economic downturn and news of corporate issues were under the spotlight, ultimately raising general concerns regarding a steep downturn, within a troubling scenario regarding the local financial system. However, the local government presented an expansion goal of 7.5% for this year and announced the adoption of stimuli in April, indicating that the growth rate tends towards a slight decline, free from any hard-landing scenario.

In the commodities market, temporary factors, particularly climate and geopolitical aspects, have been applying bullish pressure over prices, with relevant exceptions for Brazil, such as iron ore. Looking forward, the gradual long interest rate increase scenario in the U.S., lowered Chinese demand, and full-fledged offer expansion in some segments tend towards a bearish bias for primary goods quotes. At the same time, this scenario raises macroeconomic policy management challenges faced by emerging countries, which must now adapt to a new global capital flow funding standard.

Meanwhile, the same challenging global scenario also generates valuable opportunities, especially for countries that adopt effective economic and institutional differentiation measures. In this sense, the reinforced tax commitment and stability of anti-inflation measures in Brazil must be positively valuated, since they contribute towards ensuring a higher and more sustainable economic growth in the future. Indeed, measures that stabilize macroeconomic volatility in lower levels must be perceived as valuable by society in general.

Production investments tend to play an increasingly relevant role in growth composition in upcoming years, benefited by the recent concession program in the infrastructure area, pre-salt exploration opportunities, and major sports events. At the same time, the continuous search for excellence in education constitutes another front through which the country can leverage competitiveness. It is important to note that the main long-term driver of economic development is productivity.

Bradesco maintains a positive outlook regarding Brazil, with favorable perspectives in its operating segments. Credit volume is growing at sustainable and risk-compatible rates, while individual delinquency continues to drop and corporate delinquency has already been leashed. Thanks to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

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Main Economic Indicators

Main Indicators (%)	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	2Q12
Interbank Deposit Certificate (CDI)	2.40	2.31	2.12	1.79	1.61	1.70	1.91	2.09
Ibovespa	(2.12)	(1.59)	10.29	(15.78)	(7.55)	3.00	8.87	(15.74)
USD – Commercial Rate	(3.40)	5.05	0.65	10.02	(1.45)	0.64	0.46	10.93
General Price Index - Market (IGP-M)	2.55	1.75	1.92	0.90	0.85	0.68	3.79	2.56
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	2.18	2.04	0.62	1.18	1.94	1.99	1.42	1.08
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.24	1.36	1.36	1.48
Reference Interest Rate (TR)	0.19	0.16	0.03	-	-	-	0.03	0.07
Savings Account (Old Rule) (1)	1.70	1.67	1.54	1.51	1.51	1.51	1.53	1.58
Savings Account (New Rule) (1)	1.70	1.67	1.47	1.30	1.25	1.26	1.40	-
Business Days (number)	61	64	66	63	60	62	64	62
Indicators (Closing Rate)	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun12
USD – Commercial Selling Rate - (R$)	2.2630	2.3426	2.2300	2.2156	2.0138	2.0435	2.0306	2.0213
Euro - (R$)	3.1175	3.2265	3.0181	2.8827	2.5853	2.6954	2.6109	2.5606
Country Risk (points)	228	224	236	237	189	142	166	208
Basic Selic Rate Copom (% p.a.)	10.75	10.00	9.00	8.00	7.25	7.25	7.50	8.50
BM&F Fixed Rate (% p.a.)	11.38	10.57	10.07	9.39	7.92	7.14	7.48	7.57

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections for 2016

%	2014	2015	2016
USD - Commercial Rate (year-end) - R$	2.40	2.45	2.53
Extended Consumer Price Index (IPCA)	6.30	6.00	5.00
General Price Index - Market (IGP-M)	6.40	6.00	5.00
Selic (year-end)	11.00	12.00	10.00
Gross Domestic Product (GDP)	2.10	2.50	3.50

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Guidance

Bradesco’s Outlook for 2014

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	10 to 14%
Individuals	11 to 15%
Companies	9 to 13%
Interest Earning Portion	6 to 10%
Fee and Commission Income	9 to 13%
Operating Expenses (2)	3 to 6%
Insurance Premiums	9 to 12%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

   25     Report on Economic and Financial Analysis – March 2014

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2014

	R$ million
	1Q14
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	12,770	(332)	64	(113)	(804)	-	-	(623)	10,962	-	10,962
ALL	(3,251)	-	-	-	496	(106)	-	-	(2,861)	-	(2,861)
Gross Income from Financial Intermediation	9,519	(332)	64	(113)	(308)	(106)	-	(623)	8,101	-	8,101
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,244	-	-	-	-	-	-	-	1,244	-	1,244
Fee and Commission Income	5,190	-	-	-	-	-	93	-	5,283	-	5,283
Personnel Expenses	(3,279)	-	-	-	-	-	-	-	(3,279)	-	(3,279)
Other Administrative Expenses	(3,515)	-	-	-	-	-	29	-	(3,486)	-	(3,486)
Tax Expenses	(1,141)	-	-	-	(12)	-	-	39	(1,114)	-	(1,114)
Equity in the Earnings (Losses) of Unconsolidated Companies	52	-	-	-	-	-	-	-	52	-	52
Other Operating Income/Expenses	(2,052)	332	(64)	113	320	33	(122)	-	(1,441)	50	(1,391)
Operating Result	6,018	-	-	-	-	(73)	-	(584)	5,360	50	5,410
Non-Operating Result	(109)	-	-	-	-	73	-	-	(36)	-	(36)
Income Tax / Social Contribution and Non-controlling Interest	(2,465)	-	-	-	-	-	-	584	(1,881)	(20)	(1,901)
Net Income	3,443	-	-	-	-	-	-	-	3,443	30	3,473

(1)   Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;

(2)   Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(3)   Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(4)   Income from Loan Recovery classified under the item “Net Interest Income,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Net Interest Income” were reclassified to the item “Provision for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to items “Provision for Loan Loss (ALL) Expenses”;

(5)   Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses”;

(6)   Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(7)   Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)   For more information see page 8 of this chapter; and

(9)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2013

	R$ million
	4Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	4,791	(348)	(50)	69	(871)	35	-	932	4,558	6,706	11,264
ALL	(3,137)	-	-	-	309	(133)	-	-	(2,961)	-	(2,961)
Gross Income from Financial Intermediation	1,654	(348)	(50)	69	(562)	(98)	-	932	1,597	6,706	8,303
Income from Insurance, Pension Plans and Capitalization Bonds (9)	4,173	-	-	-	-	-	-	-	4,173	(2,985)	1,188
Fee and Commission Income	5,157	-	-	-	-	-	70	-	5,227	-	5,227
Personnel Expenses	(3,465)	-	-	-	-	-	-	-	(3,465)	-	(3,465)
Other Administrative Expenses	(3,931)	-	-	-	-	-	83	-	(3,848)	-	(3,848)
Tax Expenses	(1,096)	-	-	-	(16)	-	-	(101)	(1,213)	(40)	(1,254)
Equity in the Earnings (Losses) of Unconsolidated Companies	26	-	-	-	-	-	-	-	26	-	26
Other Operating Income/Expenses	(534)	348	50	(69)	578	18	(153)	-	238	(1,468)	(1,232)
Operating Result	1,982	-	-	-	-	(80)	-	831	2,733	2,213	4,945
Non-Operating Result	(156)	-	-	-	-	80	-	-	(76)	45	(31)
Income Tax / Social Contribution and Non-controlling Interest	1,253	-	-	-	-	-	-	(831)	422	(2,138)	(1,715)
Net Income	3,079	-	-	-	-	-	-	-	3,079	120	3,199

(1)   Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;

(2)   Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(3)   Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(4)   Income from Loan Recovery classified under the item “Net Interest Income,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Net Interest Income” were reclassified to the item “Provision for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to items “Provision for Loan Loss (ALL) Expenses”;

(5)   Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses’ / “Net Interest Income”;

(6)   Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(7)   Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)   For more information see page 8 of this chapter; and

(9)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   27     Report on Economic and Financial Analysis – March 2014

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2013

	R$ million
	1Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	11,928	(299)	16	(41)	(644)	-	-	(254)	10,706	-	10,706
ALL	(3,475)	-	-	-	410	(44)	-	-	(3,109)	-	(3,109)
Gross Income from Financial Intermediation	8,453	(299)	16	(41)	(234)	(44)	-	(254)	7,597	-	7,597
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,155	-	-	-	-	-	-	-	1,155	-	1,155
Fee and Commission Income	4,508	-	-	-	-	-	91	-	4,599	-	4,599
Personnel Expenses	(3,059)	-	-	-	-	-	-	-	(3,059)	-	(3,059)
Other Administrative Expenses	(3,368)	-	-	-	-	-	(87)	-	(3,455)	-	(3,455)
Tax Expenses	(1,140)	-	-	-	(11)	-	-	28	(1,123)	-	(1,123)
Equity in the Earnings (Losses) of Unconsolidated Companies	3	-	-	-	-	-	-	-	3	-	3
Other Operating Income/Expenses	(1,799)	299	(16)	41	245	24	(4)	-	(1,210)	40	(1,170)
Operating Result	4,753	-	-	-	-	(20)	-	(226)	4,507	40	4,547
Non-Operating Result	(58)	-	-	-	-	20	-	-	(38)	-	(38)
Income Tax / Social Contribution and Non-controlling Interest	(1,776)	-	-	-	-	-	-	226	(1,550)	(16)	(1,566)
Net Income	2,919	-	-	-	-	-	-	-	2,919	24	2,943

(1)   Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;

(2)   Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(3)   Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income”;

(4)   Income from Loan Recovery classified under the item “Net Interest Income,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Net Interest Income” were reclassified to the item “Provision for Loan Loss (ALL) Expenses,” and Tax Expenses, classified as “Other Operating Expenses,” were reclassified under the item “Tax Expenses”;

(5)   Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses” / “Other Operating Income/Expenses”;

(6)   Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;

(7)   Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)   For more information see page 8 of this chapter; and

(9)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.